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                                                                    Exhibit 4.16

                                    AGREEMENT

                                       on

                  ACQUISITION OF SHARES AND SUBSCRIPTION RIGHTS

                                       in

                                  GENOVISION AS

                                       by

                                   QIAGEN N.V.








                                Dated 24 May 2002


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1.   DEFINITIONS ................................................  4

2.   SCOPE ......................................................  6

3.   PRINCIPAL TERMS OF QIAGEN'S OFFER TO ACQUIRE SHARES
     AND SUBSCRIPTION RIGHTS IN GENOVISION ......................  6
     3.1      Initial Purchase Price ............................  6
     3.2      Increase of Initial Purchase Price ................  7
     3.3      Payment of Consideration ..........................  7
     3.4      Additional Consideration ..........................  7
     3.5      Escrow arrangement ................................ 10
     3.6      QIAGEN  employee stock option plan ................ 10
     3.7      The Offer ......................................... 10

4.   CLOSING .................................................... 10
     4.1      Time and place of closing ......................... 10
     4.2      Delivery .......................................... 11
     4.3      Conditions precedent for QIAGEN acquiring the
              Shares and redeeming the Conversion Rights ........ 12

5.   UNDERTAKINGS BY GENOVISION ................................. 12
     5.1      Due Diligence ..................................... 12
     5.2      Assignment of material and Intellectual
              Property Assets contracts ......................... 12
     5.3      Business as usual ................................. 13
     5.4      Active support for acceptance of Offer ............ 13
     5.5      Approval of conversion of the 2002 Convertible
              Loan and transfer of Subscription Rights .......... 13
     5.6      Transfer of rights and license agreement to
              existing and future inventions made by employees .. 13
     5.7      Recommendation .................................... 14
     5.8      Exclusivity ....................................... 14
     5.9      Confidentiality ................................... 14
     5.10     Break-up fee ...................................... 14

6.   UNDERTAKINGS BY THE SELLERS ................................ 14

7.   REPRESENTATIONS AND WARRANTIES OF GENOVISION AND
     THE SELLERS ................................................ 14
     7.1      Power and authority ............................... 15
     7.2      Ownership; Shares and Subscription Rights ......... 15
     7.3      2002 Convertible Loan ............................. 15
     7.4      Accounts .......................................... 15
     7.5      No litigation or undisclosed liabilities .......... 16
     7.6      Intellectual Property ............................. 17
     7.7      Insurance ......................................... 18
     7.8      Taxes ............................................. 18
     7.9      Employees; Employee Benefits; Pensions ............ 19
     7.10     Seller's Disclosure ............................... 19
     7.11     No violation or conflict .......................... 19
     7.12     Consents and approvals ............................ 20
     7.13     Material contracts  and customers ................. 20

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     7.14     Particle Solutions AS ............................. 20
     7.15     Own business decision ............................. 20
     7.16     Lock-up ........................................... 20
     7.17     Information ....................................... 21
     7.18     Residence ......................................... 21

8.   BREACH OF REPRESENTATIONS .................................. 21

9.   WAIVER ..................................................... 22

10.  AUTHORISATIONS ............................................. 22

11.  GOVERNING LAW; VENUE ....................................... 22

12.  TERMINATION ................................................ 23

13.  NOTICES .................................................... 23


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QIAGEN N.V., having its registered offices at Spoorstraat 50, NL-5911 KJ Vennlo,
The Netherlands ("QIAGEN")

and

GenoVision AS, with its registered offices at Frysjaveien 40, N-0884, Oslo, Norway ("GenoVision")

and the following shareholders of GenoVision (the "Sellers"):

KS TeknoInvest VI, having its registered offices at c/o TeknoInvest Management AS, Grev Wedels plass 5, 0151 OSLO;

Fritas A/S, having its registered offices at c/o Hoegh Invest A/S, PB 2416 Solli, 0201 OSLO;

Dino AS, having its registered offices at 4387 Bjerkreim;

H0egh Invest AS, having its registered offices at PB 2416 Solli, 0201 OSLO ;

NeoMed Innovation ASA, having its registered offices at Parkveien 55 0256 OSLO;

Pedika Invest AS (former Industriforvaltning AS), having its registered offices at PB 360, 4663 KRISTIANSAND;

AS Leon, having its registered offices at PB 84, 4801 ARENDAL;

Storebrand Livsforsikring AS, having its registered offices at c/o Storebrand Alternative Investments ASA, PB 1380 VIKA, 0114 OSLO ;

Svensk-Norsk Industrifond, having its registered offices at PB 344 Sentrum, 0101 OSLO;

Sigurd Waelgaard, Professor Dahlsgt. 25c, 0353 OSLO;

Erik Hornes, Lilleakerveien 9, 0283 OSLO;

Frank Larsen, Gaustadveien 93, 0372 OSLO ;

Olle Olerup, Hasselstigen 1, SE-133 33  Saltsj0baden, Sweden; and

Marten Wigst0l, Solskinnskroken 4, 0375 OSLO;


have on 24 May 2002 entered into the following agreement (the "Agreement"):

1. Definitions

In this Agreement, the following capitalised terms shall have the following meanings:

"Accepting Shareholders" shall mean all Shareholders disposing of their Shares under this Agreement or the Offer.

"Accepting Subscription Right Holders" shall mean all holders of Subscription Rights to sell their Subscription Rights under this Agreement or the Offer.

"Accounts" shall have the meaning ascribed to such term in Clause 7.4.

"Additional Consideration" shall have the meaning ascribed to such term in Clause 3.4.

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                                                                            5/26

"Agreement" shall mean this agreement, including all exhibits.

"Closing" shall mean the Closing of QIAGEN's acquisition of more than 90% of the Shares and Subscription Rights as set out in Clause 4.1.

"Closing Date" shall mean the date of Closing as set out in Clause 4.1.

"Escrowed Shares " shall have the meaning ascribed to such term in Clause 3.5.

"Escrow Agent" shall have the meaning ascribed to such term in Clause 3.5.

"Escrow Agreement" shall have the meaning ascribed to such term in Clause 3.5.

"GenoVision" shall mean GenoVision AS, together with its subsidiaries, unless otherwise stated.

"Initial Purchase Price" shall have the meaning ascribed to such term in Clause
3.

"Intellectual Property Assets" shall have the meaning ascribed to such term in Clause 7.6.

"Key Employees" shall have the meaning ascribed to such term in Clause 7.9.1.

"Offer" shall mean the offer by QIAGEN to all Remaining Shareholders to acquire their Shares and Subscription Rights on the same terms and conditions as in this Agreement.

"Offer Acceptance Period" shall mean the period under which of the Offer may be accepted, as asset out in the Offer prospectus to be published by QIAGEN.

"QIAGEN" shall mean QIAGEN N.V.

"Qualifying Revenues" shall have the meaning ascribed to such term in Clause
3.4.

"Remaining Shareholders" shall mean all Shareholders not also being Sellers pursuant to this Agreement.

"Sale" shall mean the acquisition by QIAGEN of more than 90% of the Shares.

"Sellers" shall mean the Shareholders of GenoVision selling Shares pursuant to this Agreement.

"Shares" shall mean the shares of GenoVision AS.

"Shareholder" shall mean a holder of Shares.

"Subscription Rights" shall mean any options or warrants for any employee or Shareholder or any other party, giving a right to subscribe for Shares. A complete list of all outstanding Subscription Rights and holders of Subscription Rights, including the maximum dilution effect, as of the date of this Agreement is enclosed as Exhibit 1.

"2002 Convertible Loan" shall mean the subordinated convertible loan of NOK 10 million issued by GenoVision in April 2002, entailing the right of conversion into 40,061 Shares. A complete list of lenders under the 2002 Convertible Loan is enclosed as Exhibit 2.

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"Transaction" shall mean the transfer of Shares and Subscription Rights from
Accepting Shareholders and Accepting Subscription Right Holders to QIAGEN under the terms of this Agreement and the Offer.

"12 Month Period" shall have the meaning ascribed to such term in Clause 3.4.1.

2. SCOPE

(i) QIAGEN aims at acquiring 100% of the Shares on a fully diluted basis, making GenoVision a wholly-owned subsidiary of QIAGEN.

(ii) As part of the acquisition, QIAGEN shall offer to acquire all outstanding Subscription Rights. The terms and conditions offered to the holders of Subscription Rights shall leave such holders in the same position as if they had exercised their Subscription Rights prior to Closing.

(iii) This Agreement covers the acquisition by QIAGEN of 401,213 Shares and 32,351 Subscription Rights, representing all outstanding Subscription Rights held by the Sellers, including shares to be issued upon a conversion of the 2002 Convertible Loan, making QIAGEN the holder of more than 2/3 of the Shares on a fully diluted basis.

(iv)    This Agreement is contingent upon:

        (a) QIAGEN giving an offer to all Remaining Shareholders of GenoVision to acquire their Shares on the same terms and conditions as in this Agreement;

        (b) QIAGEN giving an offer to all holders of Subscription Rights not being converted prior to Closing to acquire their Subscription Rights on the same terms and conditions as in this Agreement; and

        (c) on the final acquisition by QIAGEN of in total more than 90% of the Shares on a fully diluted basis, provided that such condition is not waived by QIAGEN.

(v) Exhibit 3 provides an overview of Shares and Subscription Rights regulated by this Agreement.

(vi) The terms and conditions of this Agreement have been agreed to in principle in a letter of intent dated 11 April 2002. This Agreement replaces said letter of intent.


3. PRINCIPAL TERMS OF QIAGEN'S OFFER TO ACQUIRE SHARES AND SUBSCRIPTION RIGHTS IN GENOVISION

3.1     Initial Purchase Price

        The total initial purchase price for 100% of the Shares outstanding as of the date of this Agreement, (in total 510,562 Shares) the total initial purchase price to be paid by QIAGEN shall be USD 27 million ("Initial Purchase Price"). This Initial Purchase Price will be subject to certain adjustments as further specified in Clause 3.2. 50% of the adjusted Initial Purchase Price shall be cash consideration and 50% shall be common stock of QIAGEN.

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3.2      Increase of Initial Purchase Price

3.2.1    Exercised Subscription Rights

         In the event that any Subscription Rights are exercised prior to the Closing Date, the Initial Purchase Price will be increased NOK-by-NOK by the aggregate proceeds received by GenoVision from such exercise, based on the USD exchange rate of the Norwegian Central Bank as of the Closing Date.

3.2.2    Conversion of 2002 Convertible Loan

         The Initial Purchase Price will be increased NOK-by-NOK with the increase in equity as a result of a conversion of the 2002 Convertible Loan, based on the USD exchange rate of the Norwegian Central Bank as of the Closing Date.

3.3      Payment of Consideration

         The Initial Purchase Price payable to the Accepting Shareholders shall be reduced by any amount payable to Accepting Subscription Right Holders. The Initial Purchase Price to be paid per share shall be the adjusted Initial Purchase Price divided by the total number of outstanding Shares as of the Closing Date.

         Accepting Subscription Right Holders shall receive a consideration equivalent to the market value of the relevant Subscription Right, as set out in Exhibit 1, of which 50% will be cash consideration and 50% will be QIAGEN common shares.

         The total cash consideration payable shall be paid from QIAGEN to Arntzen de Besche Advokatfirma AS as further specified in Clause 4.2.6.

         The number of QIAGEN common shares to be issued to Accepting Shareholders and Accepting Conversion Right Holders shall be 50% of the Initial Purchase Price divided by the QIAGEN share price, calculated as the weighted average of the last 10 days trading price in the period between 15 and 5 trading days prior to the Closing Date (as recorded on Nasdaq as a closing price for such day) (the "Relevant Trading Days"). However, the calculated QIAGEN share price shall not be below a floor of USD 12.50 and not be above a ceiling of USD 17.50 per share.

3.4      Additional Consideration

3.4.1 In addition to the Initial Purchase Price, the Accepting Shareholders and Accepting Subscription Right Holders will be eligible to receive an additional consideration of in total USD 3 million (the "Additional Consideration"), provided that QIAGEN's consolidated revenues from sales of reagents and instruments based on GenoVision's technology ("Qualifying Revenues") for the 12 month period beginning on the date for the Closing Date (the "12 Months Period") is USD 6.2 million or more, provided that the products are sold on regular commercial terms. Relevant revenues for calculation at Additional Consideration are revenues from:

         (i) sale of nucleic acid isolation products that as of the date of this Agreement exist in GenoVision's product portfolio (Exhibit 4) and do not exist in QIAGEN's product portfolio as in terms of technology and application

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                                                                            8/26

                  substantially similar products and as evidenced by sales documentation distributed prior to the Closing Date;

         (ii) sale of nucleic acid isolation products that are part of GenoVision's product development portfolio where the intended and reasonable product launch is within 12 months of the Closing Date ("Development Portfolio") (Exhibit 5); and do not exist in QIAGEN's Development Portfolio as in terms of technology and application substantially similar products and as evidenced by sales or research documentation dated prior to the Closing Date;

         (iii) sale of nucleic acid isolation products (particles) used as a component of QIAGEN kits, calculated as the pro-rate portion of the sales revenue from the kits, represented by the particles' pro rata portion of the arm's length productions costs, whereby such products or particles did not previously exist in QIAGEN's Development Portfolio or product portfolio as in terms of technology and application substantially similar products and as evidenced as products in QIAGEN's Development Portfolio or product portfolio by documentation dated prior to the Closing Date; and

         (iv) Nucleic acid isolation services rendered by GenoVision to customers applying technologies or services in GenoVision's product portfolio or Development Portfolio and not existing in QIAGEN's product portfolio or Development Portfolio as in terms of technology and application substantially similar services and as evidenced by sales documentation distributed prior to the Closing Date.

3.4.2 Qualifying Revenues mean the total of the gross consideration received by QIAGEN or GenoVision from third parties for products or services as defined in 3.4.1, made, used, transferred, sold or otherwise disposed of by QIAGEN and its subsidiaries, in any case to be at arms length prices, less the sum of the following actual and customary deductions (net of rebates or allowances of such deductions received) included in the invoice and actually paid: cash, trade, or quantity discounts; sales or use taxes imposed upon particular sales; import/export duties; transportation charges.

3.4.3 Products eligible for Qualifying Revenues shall be deemed made, used, transferred, sold or otherwise disposed of at the time QIAGEN bills, invoices, ships or receives payment for such qualified revenue, whichever occurs first.

3.4.4 In the event that more than 25% of the instruments based on GenoVision's technology that are delivered to customers are leased instead of sold, those leased instruments that are in excess of 25% of the total number of delivered instruments fully and partly shall be treated as having been sold at QIAGEN's regular commercial terms for the purpose of calculating Qualifying Revenues.

3.4.5 In the event that Qualifying Revenues are less than USD 6.2 million but exceed USD 5.5 million, the Accepting Shareholders and Accepting Conversion Right Holders will receive the Additional Consideration set forth in Exhibit 6.

3.4.6 The calculation of Qualifying Revenues shall be based on the books and records of GenoVision and QIAGEN, including group companies, for the 12 Month Period, and shall be made available to the Accepting Shareholders and Accepting Subscription Right Holders within 6 weeks after the end of the 12 Month Period. The books and

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                                                                            9/26

         records shall be in accordance with generally accepted accounting principles accurately showing all transactions related to Qualifying Revenues. Payment of the Additional Consideration shall take place not later than 14 months after the Closing Date.

3.4.7 If required by more than either 10 Accepting Shareholders or Accepting Shareholders who have disposed of in total more than 1/3 of the Shares, QIAGEN and the Accepting Shareholders, respectively, shall appoint one independent auditor with sufficient industry knowledge each, to conduct two independent recommendations on the determination of Qualifying Revenues. If not otherwise agreed by the parties, the average of the two recommendations of Qualifying Revenues shall be the final and binding in relation to determination of the Additional Consideration. If any such group of Accepting Shareholder or Accepting Subscription Right Holder require an audit of the Qualifying Revenues and the accounts on which it is based, such Accepting Shareholder or Accepting Subscription Right Holder must do so within one month of receipt of the calculation of the Qualifying Revenues. If an audit is requested by any Accepting Shareholder or Accepting Subscription Right Holder, it shall be regarded as requested on behalf of all Accepting Shareholders and Accepting Subscription Right Holders and with effect for all Accepting Shareholders and Accepting Subscription Right Holders, and shall be completed within one month. Payment shall be made on the basis of such audit within 10 days after the audit has been made available to QIAGEN. The audit shall be paid for by all Accepting Shareholders and Accepting Subscription Right Holders, by means of a reduction of the Additional Consideration, unless the deviation of the Qualifying Revenues as calculated by QIAGEN and as audited exceeds 10%. If the Additional Consideration to be paid by QIAGEN to the Accepting Shareholders and Accepting Subscription Right Holders is not sufficient to cover the audit fees, the Accepting Shareholders and Accepting Subscription Right Holders shall pay such balance to the auditors directly.

3.4.8 The Additional Consideration shall be payable in cash or QIAGEN common shares, or some combination of cash and shares, as determined by QIAGEN in its sole discretion. The number of any QIAGEN common shares to be issued shall be based on the QIAGEN share price, calculated as the weighted average of the last 10 days trading price in the period between 15 and 5 trading days prior to the date on which payment of the Additional Consideration is due.

3.4.9 Any Additional Consideration payable in cash shall be paid to Arntzen de Besche Advokatfirma AS, to such bank account as set out in Clause 4.2.5, who in turn shall transfer the Additional Consideration to Accepting Shareholders and Accepting Subscription Right Holders based on their pro-rata share of the Shares and Subscription Rights on a fully diluted basis, less any taxes required withheld by GenoVision. Any Additional Consideration payable in QIAGEN common shares shall be transferred to Den norske Bank on behalf of each Accepting Shareholder and Accepting Subscription Right Holder.

3.4.10 In the event that payment of the Additional Consideration give rise to any additional payment to SG Cowen, Arntzen de Besche Advokatfirma AS and/or others, such amount(s) must be covered by the Additional Consideration, whereby QIAGEN or GenoVision shall only be responsible for such consideration as was invoiced to QIAGEN prior to its paying out the Additional Consideration to Accepting

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         Shareholders and Accepting Subscription Right Holders, and insofar such
         Additional Consideration amount is sufficient to cover such fees, and the remainder should be covered by the Accepting Shareholders and Accepting Subscription Right Holders directly on a pro-rata basis.

3.4.11 Neither QIAGEN nor GenoVision shall be responsible for the payment to SG Cowen for services directly or indirectly related to this transaction.

3.5      Escrow arrangement

3.5.1 20% of the QIAGEN common stocks being issued as part of the Initial Purchase Price and payment to Accepting Conversion Right Holders shall be held by a trustee appointed by QIAGEN (the "Escrow Agent") in an escrow account (the "Escrowed Shares"), as the sole provision for any claims made against GenoVision relating to the business or activities of GenoVision or its subsidiaries prior to the Closing Date, including any matters relating to any material breach of the representations and warranties set out in Clause 8. However, the Escrowed Shares shall not be the sole source of indemnification for any claims relating to the 2002 Convertible Loan or arising from the fraud of GenoVision or any Accepting Shareholder or Accepting Subscription Right Holder.

3.5.2 A separate Escrow Agreement has been entered into between the Sellers, QIAGEN and the Escrow Agent at the date of this Agreement. The Escrow Agreement is enclosed as Exhibit 7. Shareholders and holders of Subscription Rights not being Sellers accepting the Offer, shall be required to become parties to the Escrow Agreement through acceptance of the Offer.

3.6      QIAGEN employee stock option plan

         QIAGEN's management will propose to its supervisory board that employee stock options be issued to those employees of GenoVision who meet the standard criteria for such options grants at QIAGEN.

3.7      The Offer

         The Qiagen common stock are not and will not be offered to persons who are established, domiciled or have their residence in the Netherlands. The offer of the Qiagen common stock, each announcement thereof and this Agreement comply with the law and regulations of any State where persons to whom the offer is made are resident.

4.       Closing

4.1      Time and place of closing

         The Closing of the Sale ("Closing") shall take place on 14 June 2002 ("Closing Date"), at the offices of Wikborg, Rein & Co., Kronprinsesse Marthas plass 1, Oslo, or at such

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         other time and place as the parties may agree, provided that all conditions precedent to completing the Transaction have been fulfilled.

4.2      Delivery

         At the Closing each of QIAGEN and the Accepting Shareholders shall deliver the following documents, and if applicable, other documents as stated in a closing memorandum, which shall be agreed to prior to
         Closing:

         By the Accepting Shareholders

4.2.1 Evidence of electronic share transfer (transfer from the relevant accounts in VPS (Norwegian Central Securities Depository) of the Shares sold by each Accepting Shareholder, free of any restrictions, to QIAGEN's VPS account. 50% of the Shares can be held in escrow until payment has been received in form of QIAGEN common shares.

         By GenoVision

4.2.3 Statement from the board that each of the undertakings in Clause 5 have been fulfilled, with factual description, comments and required documentation.

4.2.4 Confirmation of fee arrangement with SG Cowen and delivery of confirmation by SG Cowen, Arntzen de Besche Advokatfirma AS, PricewaterhouseCoopers DA, Wiersholm, Mellbye & Bech, Tofte & Co and Den norske Bank on total fee amount.

4.2.5    Sales and research documentation as set out in Clause 3.4.1.

         By QIAGEN

4.2.6 Irrevocable transfer instructions of the cash amount under the Initial Purchase Price, as adjusted, plus total cash amount payable to Accepting Conversion Right Holders, to client account No. 7020.05.04133 with Arntzen de Besche Advokatfirma AS. Upon receipt, Arntzen de Besche Advokatfirma AS will transfer the Initial Purchase Price, reduced by any amounts payable to SG Cowen whereby such amounts shall fully satisfy any claim from SG Cowen against QIAGEN or GenoVision related to this transaction; Arntzen de Besche Advokatfirma AS; PricewaterhouseCoopers DA; Wiersholm, Mellbye & Bech, Tofte & Co and Den norske Bank for services directly or indirectly related to the Transaction to the bank accounts nominated for each Seller and according to the acceptance forms under the Offer are nominated for each Accepting Shareholders and Accepting Conversion Right Holder. The reduction shall be for the account of each Accepting Shareholder and Accepting Conversion Right Holder in proportion of their deemed shareholding in GenoVision on a fully diluted basis.

4.2.7 Copy of proof of issuance of QIAGEN common stock to each Accepting Shareholder and Accepting Subscription Right Holder, with an undertaking to deliver stock certificates within 25 days after Closing.

4.2.8 Instruction to the Escrow Agent in conformity with Clause 3.5 and the separate Escrow Agreement as regards the Escrowed Shares.


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4.3      Conditions precedent for QIAGEN acquiring the Shares and redeeming the
         Conversion Rights

         The following preconditions to Closing, of which any or all may be waived by QIAGEN, shall apply:

4.3.1 All Sellers as well as GenoVision shall have validly adhered to this Agreement, enabling QIAGEN to acquire more than 90% of the Shares on a fully diluted basis.

4.3.2 QIAGEN shall through this Agreement and the Offer have received irrevocable acceptances for Shares and Subscription Rights representing more than 90% of the Shares on a fully diluted basis.

4.3.3    A conversion of the 2002 Convertible Loan shall have been completed.

4.3.4 For matters of Dutch law, Closing shall not occur until necessary approvals from the supervisory board of QIAGEN have been obtained. Such approvals shall not unreasonably be withheld.

4.3.5 QIAGEN shall be satisfied that the undertakings by GenoVision and the Sellers in this Agreement have been reasonably fulfilled and adhered to; that no material adverse changes in the business of GenoVision have taken place up to the Closing Date; and that the representations and warranties set forth in this Agreement are true and correct in any material respect as of the Closing Date.

4.3.6 The due diligence performed by QIAGEN pursuant to Clause 5.1 shall have been completed.

4.3.7 The board and the management of GenoVision shall have used all reasonable efforts in order to persuade all holders of Subscription Rights to accept the Offer.

4.3.8 The current key employees of GenoVision, as set out in Exhibit 8, shall have taken no steps to leave the Company or induce others to leave the Company prior to Closing, and have valid employment contracts with GenoVision, except as may be agreed to by QIAGEN, except Peter Simmons, who has informed that he will leave by year-end 2002.

5.       UNDERTAKINGS BY GENOVISION

5.1      Due Diligence

         GenoVision will assist QIAGEN in completing a legal, financial, tax and technical due diligence of GenoVision until Closing, and shall sign a statement of accuracy and completeness with respect to information given.

5.2      Assignment of material and Intellectual Property Assets contracts

         GenoVision shall ensure that all necessary assignments of material contracts as set out in Exhibit 9 and relevant Intellectual Property Assets set out in Exhibit 10; all

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                                                                           13/26

         necessaryapprovals to market the products listed in Exhibit 4 in the name of QIAGEN; as well as any other necessary third party consents and approvals have been obtained prior to Closing. Such approvals shall be granted unconditionally, including no negative changes to the terms and conditions of contracts.

5.3      Business as usual

         The board and the management of GenoVision warrant and undertake that they will ensure that GenoVision, until QIAGEN has nominated a majority of the board members of GenoVision, will not take any action outside of the ordinary course of business of GenoVision or its subsidiaries, including not enter into agreements or undertake any acquisitions, sale or transfer of subsidiaries or material assets of GenoVision or any of its subsidiaries; make or propose any amendments or changes to the articles of association of GenoVision or its subsidiaries or propose to the Shareholders to declare any dividend. No new Shares, option or warrants or similar securities or undertakings shall be issued, proposed to be issued, exercised, converted or entered into, except for conversion of the 2002 Convertible Loan.

5.4      Active support for acceptance of Offer

         The board and the management of GenoVision shall use all reasonable efforts in order to persuade all Shareholders and holders of Subscription Rights to accept the Offer.

5.5 Approval of conversion of the 2002 Convertible Loan and transfer of Subscription Rights

         GenoVision shall as soon as possible after signing of this Agreement arrange an extraordinary general meeting, which shall approve exercise of GenoVision's option to convert the 2002 Convertible Loan into Shares and the transfer of Subscription Rights to QIAGEN.

5.6 Transfer of rights and license agreement to existing and future inventions made by employees

         GenoVision shall employ necessary agreements and other arrangements to ensure that all intellectual property rights to relevant existing and future inventions made by employees irrevocably be transferred to GenoVision. Exhibit 11 sets out a description of GenoVision's arrangements for transfer of inventions from its employees, as well as a list of inventions that have been transferred to GenoVision through agreements already signed.

         GenoVision shall enter into an agreement with Frank Larsen and Marianne Skanseng, whereby the exclusive license agreement between such persons and GenoVision is assigned to QIAGEN.

                                                                           14/26

5.7      Recommendation

         The board of GenoVision will issue a statement to the Remaining Shareholders, to be included in the Offer prospectus, confirming that it recommends the Shareholders and Subscription Right Holders to accept the Offer.

5.8      Exclusivity

         GenoVision and the members of the board and management of GenoVision each and individually agree to refrain from taking any action to discuss any transaction which would conflict with the consummation of the Transaction until the Closing Date, and agree to inform QIAGEN should any third party make contact with GenoVision for the purpose of discussing any transactions which could potentially conflict with such transactions.

5.9      Confidentiality

         GenoVison, its management and the Sellers each and individually agree to keep all information of non-public nature which it has received on QIAGEN strictly confidential, and shall make no use of any proprietary information received. Accordingly, QIAGEN agrees to keep all information of non-public nature which it has received on GenoVision or any of the Sellers strictly confidential, and shall make no use of any proprietary information received. Neither party shall make any public information regarding this transaction except pursuant to prior agreement, except as may be required by law or stock exchange regulations. The confidentiality obligation under this Clause 5.9 shall remain in force regardless of whether this Agreement is terminated.

5.10     Break-up fee

         Should GenoVision, any member of GenoVision's board or management, or any of the Sellers take any action which would conflict with the consummation of the Transaction with the effect that the Closing does not occur within 30 July 2002, then GenoVision shall pay to QIAGEN a fee of USD 2 million in cash.

6.       Undertakings by the sellers

         The Sellers undertake to, in the period from the date of this Agreement, until the Shareholders have elected new board members nominated by QIAGEN, to vote at shareholders meetings in a manner that is consistent with the interest of QIAGEN and the consummation of this Agreement.

7.       Representations and warranties of GenoVision and the sellers

         GenoVision and the Sellers, on a joint and several basis (unless otherwise expressly stated herein) hereby make the following representations and warranties:

                                                                           15/26

7.1      Power and authority

         GenoVision represents and warrants, and each of the Sellers represent and warrant on its own behalf only, that the execution, delivery and performance of this Agreement by GenoVision and such Seller and consummation of the sale of Shares contemplated hereby have been duly and validly authorised by all requisite action, and that no other action is necessary to authorise the execution, delivery or performance of this Agreement.

7.2      Ownership; Shares and Subscription Rights

         All Shares have been duly authorised, validly issued and fully paid. The Sellers own all right, title and interest in and to the Shares. On the Closing Date, the Seller will assign, transfer and deliver good and valid title to the Shares to QIAGEN, free and clear of any liens. There are no outstanding bonds, convertible bonds, options, pre-emptive rights or warrants of any kind issued by Seller or GenoVision to any person to purchase or otherwise acquire any of the shares, except for the Subscription Rights and the 2002 Convertible Loan.

         All Subscription Rights have been duly authorised and validly granted. The Sellers transferring Subscription Rights under this Agreement own all right, title and interest in and to such Subscription Rights, and have all rights to transfer such Subscription Rights, which is confirmed by GenoVision's signature on this Agreement, save for necessary approval from the general meeting as set out in Clause 5.5,. On the Closing Date, the Seller will assign, transfer and deliver good and valid title to the Subscription Rights to QIAGEN, free and clear of any liens.

7.3      2002 Convertible Loan

         All Shareholders that had a right to subscribe to the 2002 Convertible Loan have been informed of their right to subscribe to the loan, including the fact that the board and management of GenoVision were in discussions with an unnamed party to purchase the Shares. The Sellers warrant that no claims can be made against GenoVision or its board of directors by any Shareholder as a result of the subscription or issuance of the 2002 Convertible Loan. The Sellers undertake to indemnify GenoVision and/or QIAGEN should any Shareholder put forward any claim related to the issue of the 2002 Convertible Loan.

7.4      Accounts

7.4.1    Accounting principles

         The audited annual report for 2001 (the "Accounts"), of which a copy is attached as Exhibit 12, as well as the year-end audited accounts for the preceding two financial years, have been prepared in accordance with Norwegian GAAP applied in accordance with good audit practice and consistently with previous practice, and correctly represent the financial condition of the GenoVision and its subsidiaries and the result of the operations of the business and the cash flow for the relevant periods.

                                                                           16/26

7.4.2    Accounts receivable

         All accounts receivable in respect of GenoVision reflected in the Accounts are valid receivables, are not subject to counterclaims and set offs, and are collectible in accordance with their terms, except to the extent that such accounts receivable have been included in the bad debt reserve reflected in the Accounts.

7.4.3    Trade debts

         All trade debts accounted for as such in any financial document referred to above, are normal trade debts incurred in the normal course of business on normal terms relevant thereto, and are fully payable and not overdue.

7.4.4    Inventories

         All inventories are in good condition and saleable save to the extent provided for in the Accounts.

7.4.5    Dividends etc.

         No dividend or other distribution has been or will be declared or paid by the GenoVision.

7.4.6    Other liabilities

         Other than GenoVision's obligation to debt finance Particle Solutions AS with up to NOK 8.4 million, of which NOK 2,345,000 has been paid as of 21 May 2002, there are no liabilities under any financial guarantee or any liabilities other than normal warranty claims in respect of products manufactured or sold or services or work performed by GenoVision for which adequate and appropriate reserves have been provided in the Accounts. No claims have been filed or threatened in connection or with any matter related to GenoVision's business and operations, be it from any governmental authority, customers, suppliers, distributors, agents or any other party with GenoVision or any of its subsidiaries may have a contractual or non-contractual relationship.

7.5      No litigation or undisclosed liabilities

7.5.1    No undisclosed liabilities

         There are no liabilities of GenoVision or any of its subsidiaries, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or circumstances which could reasonably be expected to result in such a liability, other than:

         (i)      liabilities disclosed or provided for in the Accounts;

         (ii) liabilities incurred in the ordinary course of business consistent with past practice since the incorporation, which in the aggregate are not material to the business and/or operation of GenoVision or any of its subsidiaries; and

         (iii) liabilities explicitly excluded in other representations and warranties in this Clause 7.

                                                                           17/26

         Neither GenoVision nor any of its subsidiaries has extended any warranties outside what is usual in the type of business run by the relevant company.

7.5.2    Litigation

         There are no claims, actions, suits, litigation or proceedings pending, expected or threatened against or affecting GenoVision or any of its subsidiaries or any of its properties or other assets before any court, arbitrator or any administrative body or governmental authority, nor is there any qualified basis for any such claim, action, suit, litigation or proceeding, except as follows from Exhibit 13.

7.6      Intellectual Property

7.6.1 Exhibit 10 contains a complete and accurate list of all patents, registered trademarks and registered designs, and any other intellectual property rights owned, used or licensed by GenoVision as licensee or licensor (collectively, the "Intellectual Property Assets").

7.6.2 To the best of GenoVision's and the Sellers' knowledge, GenoVision is not infringing on other intellectual property rights of third parties, and have not been informed by any party that there is a threat that they are infringing on any such intellectual property rights. To the best of GenoVision's and the Sellers' knowledge, GenoVision's intended business prospects will not infringe on other intellectual property rights of third parties, and GenoVision's and the Sellers have not been informed by any party that there is a threat that they will infringe on any such intellectual property rights.

7.6.3 Except where otherwise indicated in Exhibit 10, GenoVision is the owner of all right, title and interest in and to all intangible assets and each of the Intellectual Property Assets within (where applicable) its registered trademark classification in the relevant country, free and clear of all liens and encumbrances and other adverse claims and has the right to use all of the Intellectual Property Assets without payments to a third party.

7.6.4 The right of GenoVision to own, use or license the Intellectual Property Assets has not been infringed by any third party and no such infringement is threatened, nor will such rights be affected by the transfer of the shares to QIAGEN, except as follows from Exhibit 10, however GenoVision shall have ensured the transfer of such Intellectual Property Assets in Exhibit 10 prior to the Closing Date. Neither the use of any Intellectual Property Asset nor the operations of any of such infringe, nor are they likely to infringe, any rights held by any third party. No claims have been made or threatened by any third party alleging infringement and there is no qualified basis for such claim.

7.6.5 No Intellectual Property Asset is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by GenoVision or restricting the licensing thereof by GenoVision to any person. GenoVision has not entered into any agreement to indemnify any other person against any charge of infringement of any patent, trademark, service mark or copyright, except in license agreements disclosed to QIAGEN and its advisers as part of the due diligence review and listed in Exhibit 10.

                                                                           18/26

7.6.6 GenoVision has taken all reasonable steps to protect and preserve its Intellectual Property Assets and to secure its ownership thereof, including, but not limited to, entering into appropriate agreements with all of its employees and contractors relating to the protection of confidential information and the assignment of intellectual property to GenoVision. Except under confidentiality obligations, there has been no material disclosure by GenoVision of GenoVision's confidential information or trade secrets.

7.7      Insurance

7.7.1 GenoVision is adequately insured against accidents, damage, injury, third party loss (including without limitation, product liability), loss of profits and any other risk normally insured against by a person operating the types of business operated by the GenoVision and its subsidiaries, and such insurance will remain in force at least up to and including one month after the Closing Date, as set out in Exhibit 14.

7.7.2 The insurance policies covering GenoVision and its subsidiaries as presently in effect, shall following the Closing continue to cover any and all incidents or matters, liabilities or other exposures as shall fall within the scope of their coverage to the extent it covers the period after Closing for the benefit of GenoVision and its subsidiaries.

7.8      Taxes

7.8.1    Tax returns

         All tax returns that are required to be filed by each GenoVision and its subsidiaries have been filed on time, and are true, correct, and complete in all respects.

7.8.2    Compliance with tax rules

         GenoVision and its subsidiaries have complied in all respects with all their obligations relating to taxes imposed on it by the applicable laws and has timely paid or made provision for the payment of, as the Accounts reflects, all taxes that have or may become due pursuant to all tax returns properly filed or as shall otherwise have been incurred, or as may be levied by any assessment received by GenoVision and its subsidiaries. There is no tax-related litigation, proceedings or claims pending or threatened against GenoVision, except for a possible claim relating to a loan granted by GenoVision to GenoVision VertriebsgesmbH which may result in an excess payment of maximum EUR 10,000 including penalty charges

7.8.3    Withholding taxes

         All taxes that GenoVision and its subsidiaries are required by applicable statutes, rules or regulations to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper governmental authority or other person.

7.8.4 No tax liability for Accepting Shareholders or Accepting Subscription Right Holders Neither QIAGEN, including any of its subsidiaries, GenoVision nor any of its subsidiaries will have any remaining obligations to the any of the Accepting Shareholders or Accepting Subscription Right Holders or any affiliate to Accepting Shareholders or Accepting Subscription Right Holders in respect of taxes, including,

                                                                           19/26

         without limitation to, any obligation to pay any amount to any person arising from any tax reassessment.

7.8.5    Correctness of accounts

         The tax matters set forth in the Accounts are true and complete.

7.9      Employees; Employee Benefits; Pensions

7.9.1    Key employees

         Exhibit 8 contains a list of the names and the total compensation of each member of the management and key employees, including key scientists, of GenoVision and its subsidiaries.

7.9.2    Employment contracts

         GenoVision and its subsidiaries have proper and standardised employment contracts in effect for all employees.

         GenoVision as wells as its subsidiaries have in any material respect complied with all relevant employment laws.

7.9.3    Employee plans

         None of the key employees or any of the directors are entitled to any other benefit than those set out in Exhibits 8 and 15.

         None of the employee plans will be amended or discontinued prior to the Closing Date without the prior written consent of QIAGEN.

7.9.4    No termination or severance payment

         Neither the signing of this Agreement nor the Transaction will not trigger any termination or severance payment obligations or other liabilities to any employee on neither GenoVision nor any of its subsidiaries.

7.10     Seller's Disclosure

         No representation or warranty by the Sellers in this Agreement, and no certificate or statement furnished or to be furnished to QIAGEN pursuant to this Agreement or in any exhibit, contains or shall contain any untrue statement of fact material to the Transaction, or omit any fact material to the Transaction, rendering such statement misleading in any respect relevant to the Transaction except as shall be immaterial.

7.11     No violation or conflict

         Neither the entry into this Agreement nor the consummation of the Transaction will result in any

         (i)      violation of any legally binding provisions;

         (ii) breach of, or constitute a default under, nor give rise to a right of termination or acceleration of, any instrument or agreement; or

                                                                           20/26

         (iii) violation of any material or relevant permit concession or grants held by GenoVision or any Seller.

7.12     Consents and approvals

         No application or notice to, filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by any third party or any governmental authority is required of GenoVision or any Seller in connection with the execution and performance of this Agreement, which are to be obtained prior to Closing Date or as expressly set forth in this Agreement, except for mandatory notice to the Ministry of Trade and Industry. No shareholder agreement or other instrument is in force, restricting the sale of the Shares or making it subject to any approval, other act or similar caveats. The shareholders' agreement between KS TeknoInvest VI, NeoMed Innovation ASA, Erik Hornes, Frank, Larsen and Marten Wigst0l shall become null and void with effect from the date of this Agreement, by such persons signatures on this Agreement.

7.13     Material contracts and customers

7.13.1 Exhibit 9 contains a list of the material contracts of GenoVision; all of which are validly entered into and in full force and effect. Neither GenoVision nor any of the parties to such contracts are in default of such contracts.

7.13.2 Exhibit 16 contains a list of the ten largest customers and ten largest suppliers of GenoVision in 2001 and 2002. GenoVision's relations with such customers and suppliers are good, and GenoVision is not aware of any customers or suppliers considering to terminate their relationship with GenoVision after the Closing.

7.14     Particle Solutions AS

         GenoVision has no undisclosed obligations or liabilities to Particles Solutions AS, such as an obligation to purchase products, except as set out in Clause 7.4.6.

7.15     Own business decision

         Each of the Sellers and GenoVision hereby confirm that they enter into this Agreement and the basis of their own business decision, and that the acquisition of shares in QIAGEN is based on publicly available information only, including www.qiagen.com or QIAGEN's filings with the United States SEC.

7.16     Lock-up

         The Sellers undertake not to sell or otherwise dispose of any of the QIAGEN common shares received under this Agreement for a period of six months from the Closing Date.

                                                                           21/26

         Each certificate representing QIAGEN common shares being issued under this agreement shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

                  "The securities are subject to certain restrictions on transfer specified in the Agreement for the Acquisition of Shares and Subscription Rights of GenoVision AS by QIAGEN N.V. dated as of May ___, 2002, a copy of which may be obtained from QIAGEN N.V. by written request."

         QIAGEN agrees to remove such legend reasonably promptly upon request of the registered holder thereof following _____, 2002. Until _____, 2002, QIAGEN, at its discretion, may cause stop transfer orders to be placed with its transfer agent with respect to certificates for QIAGEN common shares issued under this Agreement.

7.17     Information

         GenoVision and the Sellers hereby represent and warrant that all material relevant information, whether public or non-public, pertaining to the Transaction has been offered to QIAGEN in connection with the due diligence process performed by QIAGEN and its advisors as well as in connection with the entering into of this Agreement, and that all information given in any material respect is accurate and truthful and in conformity with the facts.

7.18     Residence

         Each Seller represents and agrees that it is established, domiciled or has its residence outside the Netherlands.

8.       BREACH OF REPRESENTATIONS

8.1 To the extent that QIAGEN decides to make a claim on the basis of breach of the representations and warranties stated herein or on the basis of breach of undertakings made by Sellers or GenoVision, such claim shall be made in writing to the Escrow Agent stating the reasons for the claim and the size of the claim. Any claim must be made within the 12 Month Period.

8.2 Any amount payable as result of a claim as set out in Clause 8.1 shall be made with, and maximized to the value of, the Escrowed Shares. The Escrowed Shares shall, however, not be the sole source of indemnification for any claims relating to the 2002 Convertible Loan or arising from the fraud or gross negligence of GenoVision or any Seller.

8.3 The procedures for accepting, contesting and settling a claim shall be further described in the Escrow Agreement.

8.4 No Accepting Shareholder or Accepting Conversion Right Holders can seek recourse against GenoVision for any reduction in the Initial Purchase Price or Additional Consideration as a result of any claim relating to breach of undertakings, representations and warranties stated in this Agreement, or against GenoVision or

                                                                           22/26

         QIAGEN related to matters in connection with the issuance and conversion of the 2002 Convertible Loan.

9.       WAIVER

         QIAGEN may in its sole discretion chose to waive, in whole or in part, any of the preconditions of QIAGEN for Closing, or any of the undertakings or representations and warranties of Sellers and GenoVision.

10.      AUTHORISATIONS

10.1 By signing this Agreement, the Sellers and QIAGEN appoint Den norske Bank to act as agent with respect to the transfer of Shares against QIAGEN common shares (except the Escrowed Shares), in accordance with the settlement terms in this Agreement, including blocking the Shares on each of the Sellers' VPS account. All Sellers undertake to complete and sign the acceptance form under the Offer, which will regulate the settlement in detail, within the expiry of the Offer Acceptance Period.

10.2 By signing this Agreement, QIAGEN instructs Den norske Bank to block 50% of the Shares on QIAGEN's VPS accountuntil Den norske Bank has received QIAGEN common shares on behalf of the Accepting Shareholders and Accepting Subscription Right Holders in accordance with Clause
         3.2.3 (less any Escrowed Shares) or otherwise been instructed by Arntzen de Besche to unblock the Shares.

10.3 By signing this Agreement, the Sellers appoint Den norske Bank to act as their custodian with respect to QIAGEN common stock share certificates to be received under this Agreement, including receiving any dividends or other distributions on behalf of the Sellers, for their own expense. Den norske Bank shall ensure that all Sellers comply with the lock-up obligations as set out in Clause 7.16. Each of the Sellers mayat any time following Closing require their respective QIAGEN common stock share certificates delivered back from Den norske Bank or transferred to another other custodian appointed by the relevant Seller.

11.      GOVERNING LAW; VENUE

         This Agreement shall be governed by the laws of Norway. Any dispute, controversy or claim arising out of or relating to this agreement or the breach, termination or invalidity thereof shall be settled by arbitration pursuant to the Norwegian Act on Civil Procedure, chapter
         32. The arbitration tribunal shall consist of three arbitrators, one of whom is appointed by QIAGEN and one of whom is appointed by the majority of the Accepting Shareholders and Accepting Subscription Right Holders (based on the pro-rata portion of the Shares and Subscription Rights). The arbitrators so appointed shall joint appoint the third arbitrator to act as chairman. The arbitration shall be held in Oslo, and the arbitration proceedings may be conducted in the English language if requested by one of the parties.

                                                                           23/26

12.      TERMINATION

12.1 This Agreement may be terminated by QIAGEN if by the end of the Offer Acceptance Period has not received irrevocable acceptances from Shareholders and holders of Subscription Rights representing more than 90% of the Shares on a fully diluted basis.

12.2 This Agreement may be terminated by any party upon material breach of the obligations of the other party under this Agreement, or if Closing does not occur within 31 July 2002 due to breach of any of the conditions to Closing, as set out in Clause 4, by the other party.

13.      NOTICES

         All notices, requests or other communication, which shall be in the English language, shall be deemed, duly given or made when delivered by mail, e-mail, facsimile or courier to the party in question as follows:

         If to QIAGEN:     QIAGEN N.V.
                           Att: Managing Board
                           Spoorstraat 50
                           5911 KJ Venlo
                           The Netherlands

         If to GenoVision: Frysjaveien 40
                           N-0884 Oslo
                           Norway

         If to Sellers:    Arntzen de Besche
                           Att: Cecilie Ask
                           P.O. Box. 1424 Vika
                           N-0115 Oslo
                           Norway

                                     ******

                                                                           24/26

This Agreement has been signed in two - 2 - copies, of which QIAGEN and one of the Sellers, as appointed by the Sellers, keep one each.

In witness hereof the parties hereto have duly executed this Agreement as of the day and year stated below.

Hilden, 24 May 2002                             Oslo, 24 May 2002

Signed for and on behalf of                     Signed for and on behalf of

QIAGEN N.V.                                     GenoVision AS

/s/ Peer Schatz                                 /s/ 0yvind Fylling Jensen
----------------------                          -------------------------
Peer Schatz                                     0yvind Fylling Jensen
                                                Chairman

                                                /s/ Lars Hoven
                                                ---------------------
                                                Lars Hoven
                                                Board member


Oslo, 24 May 2002
KS TeknoInvest VI                               Fritas A/S

/s/ Andreas Mollatt
----------------------                          ----------------------
Andreas Mollatt



Hoegh Invest AS                                 NeoMed Innovation ASA

                                                /s/ Erik Amble
----------------------                          ----------------------
                                                Erik Amble (b.a.)


Pedica Invest AS                                AS Leon

/s/ Nicolai Jarlsby                            /s/ Nicolai Jarlsby
--------------------------                      --------------------------
Nicolai Jarlsby (b.a.)                          Nicolai Jarlsby (b.a.)

                                                                           25/26

Storebrand                                      Svensk-Norsk
Livsforsikring AS                               Industrifond


----------------------                          ----------------------
Ivar Waage (b.a.)                               Kjetil Storvik



Sigurd Waelgaard                                Frank Larsen


----------------------                          ----------------------
Marten Wigstol (b.a.)                           Frank Larsen



Olle Olerup                                     Marten Wigstol


----------------------                          ----------------------
Marten Wigstol (b.a.)                           Marten Wigstol



Erik Hornes                                     Dino AS


----------------------                          ----------------------
Marten Wigstol (b.a.)                           Lars Hoven

                                                                           26/26

List of exhibits:
----------------

Exhibit 1: All outstanding Subscription Rights and Holders of Subscription Rights, including the maximum dilution effect

Exhibit 2: Complete list of lenders under the 2002 Convertible Loan (including calculation of market value of Subscription Rights)

Exhibit 3:  Overview of Shares and Subscription Rights regulated by the
            Agreement

Exhibit 4: List of products that as of the date of this Agreement exist in GenoVision's product portfolio

Exhibit 5: List of products that as of the date of this Agreement are part of GenoVision's product development portfolio

Exhibit 6: Additional Consideration to be paid if Qualifying Revenues are less than USD 6.2 million but exceed 5.5 million.

Exhibit 7:  Escrow Agreement

Exhibit 8: List of the names and the total compensation of each member of the management and key employees, including key scientists, of GenoVision and its subsidiaries

Exhibit 9:  List of material contracts

Exhibit 10: List of Intellectual Property Assets

Exhibit 11: Description of GenoVision's arrangements for transfer of inventions from its employees, as well as a list of inventions that have been transferred to GenoVision

Exhibit 12: Annual Report 2001 for GenoVision

Exhibit 13: List of existing or possible legal disputes etc.

Exhibit 14: Insurance

Exhibit 15: Employee plans

Exhibit 16: List of the ten largest customers and ten largest suppliers of
            GenoVision in 2001 and 2002